FILED PURSUANT TO RULE 424(b)(3)
REGISTRATION NO. 333-164313

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.

SUPPLEMENT NO. 12 DATED MAY 16, 2011

TO THE PROSPECTUS DATED SEPTEMBER 17, 2010

This document supplements, and should be read in conjunction with, our prospectus dated September 17, 2010, as supplemented by supplement no. 11 dated May 10, 2011 relating to our offering of 180,000,000 shares of common stock. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	an update to the risks related to an investment in our shares;

•	information regarding distributions recently declared;

•	the renewal of our advisory agreement;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three ended March 31, 2011, filed on May 13, 2011; and

•	our unaudited financial statements as of and for the three months ended March 31, 2011, as filed in our Quarterly Report on Form 10-Q on May 13, 2011.

Status of the Offering

We commenced our initial public offering on August 12, 2010, pursuant to which we are offering up to 150,000,000 shares of our common stock in a primary offering at $10.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at $9.50 per share. As of May 10, 2011, we had raised aggregate gross offering proceeds of approximately $10.8 million from the sale of approximately 1.2 million shares in our initial public offering, including shares sold under our dividend reinvestment plan. As of May 10, 2011, approximately 148.8 million shares of our common stock remain available for sale in our primary offering, and approximately 30.0 million shares of our common stock remain available for issuance under our dividend reinvestment plan.

Renewal of Advisory Agreement

On May 11, 2011, we renewed our advisory agreement (the “Renewed Advisory Agreement”) with our advisor, AR Capital Advisor. The Renewed Advisory Agreement is effective from July 1, 2011 through June 30, 2012. The Renewed Advisory Agreement is substantially the same as the agreement that is currently in effect through June 30, 2011.

Distributions Declared

On May 11, 2011, our board of directors declared distributions to the stockholders of record at the close of business each day in the period commencing July 1, 2011 through and including August 31, 2011. The declared distributions will equal an amount of $0.00178082 per share of common stock, par value $0.01 per share. This equates to a 6.50% annualized yield when calculated on a $10.00 per share purchase price. A portion of each distribution is expected to constitute a return of capital for tax purposes. Distributions for the month of July will be paid on such day of August 2011 as our President may determine and distributions for the month of August will be paid on such day of September 2011 as our President may determine. Distributions will likely be funded from operations as well as debt proceeds, as our policy is not to fund distributions with proceeds from this offering.

Risks Related to an Investment in Us

The following risk factor supplements the risks contained in the Risk Factors section of the prospectus under the heading “Risks Related to an Investment in Us.”

Although our sponsors and their affiliates have previously paid, forgiven or deferred certain fees and expenses related to us, there is no obligation by our sponsors and their affiliates have no obligation to do so in the future.

AR Capital Advisor and Phillips Edison Sub-Advisor have informed us that they will forego payment of the asset management fees if, as of the date of payment, our operating performance during the prior quarter has not been commensurate with our distributions during such period. Asset management fees waived by AR Capital Advisor and Phillips Edison Sub-Advisor for the three months ended March 31, 2011 and 2010 were $53,000 and $0, respectively. In addition, our sponsors provided $200,000 towards certain of our general and administrative expenses as a capital contribution since inception, and $60,000 for the three months ended March 31, 2011. Our sponsors have not received, and will not receive, additional equity securities or any reimbursement for this contribution. There is no assurance that our sponsors will continue to contribute monies to fund future distributions. Also, approximately $476,000 of internal costs of Phillips Edison Sub-Advisor have not been charged to us.

Organization and offering cost reimbursements may not exceed 1.5% of the gross proceeds raised through this offering. Whether these costs internal costs incurred by Phillips Edison Sub-Advisor will be billed is dependent upon the success of this offering and the discretion of Phillips Edison Sub-Advisor.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We were formed as a Maryland corporation on October 13, 2009 and intend to qualify as a real estate investment trust (“REIT”). Substantially all of our business is expected to be conducted through Phillips Edison—ARC Shopping Center Operating Partnership, L.P. (the “Operating Partnership”), a Delaware limited partnership formed on December 3, 2009. We are the sole limited partner of the Operating Partnership, and our wholly owned subsidiary, Phillips Edison Shopping Center OP GP LLC, is the sole general partner of the Operating Partnership. As we accept subscriptions for shares in this offering, we will transfer all of the net proceeds of this offering to the Operating Partnership as a capital contribution in exchange for units of limited partnership interest; however, we are deemed to have made capital contributions in the amount of the gross offering proceeds received from investors.

We are offering shares of common stock in this public offering. This offering is for $1.5 billion in shares offered to investors at a price of $10.00 per share, with discounts available for certain categories of purchasers, and $285 million in shares offered to stockholders pursuant to our dividend reinvestment plan (the “DRP”) at a price of $9.50 per share.

On August 12, 2010, the registration statement for this offering was declared effective under the Securities Act of 1933, and on September 17, 2010, we broke escrow. Prior to September 17, 2010, our operations had not yet commenced. As of March 31, 2011, we had raised approximately $10.2 million in gross offering proceeds from the issuance of 1,135,131 shares of the common stock. During the three months ended March 31, 2011, we raised approximately $3.6 million in gross offering proceeds from the issuance of 404,561 shares of the common stock, inclusive of shares sold in the DRP. There were no proceeds raised or shares issued during the three months ended March 31, 2010.

Our advisor is American Realty Capital II Advisors, LLC (“AR Capital Advisor”), a newly organized limited liability company that was formed in the State of Delaware on December 28, 2009 that is indirectly wholly owned by American Realty Capital II, LLC (“AR Capital sponsor”). Under the terms of the advisory agreement between AR Capital Advisor and us, AR Capital Advisor will ultimately be responsible for the management of our day-to-day activities and the implementation of our investment strategy. AR Capital Advisor has delegated most of its duties under the advisory agreement, including the management of our day-to-day operations and our portfolio of real estate assets, to Phillips Edison NTR LLC (“Phillips Edison Sub-Advisor”), which is indirectly wholly owned by Phillips Edison Limited Partnership (“Phillips Edison sponsor”). Notwithstanding such delegation to Phillips Edison Sub-Advisor, AR Capital Advisor retains ultimate responsibility for the performance of all the matters entrusted to it under the advisory agreement.

We intend to invest primarily in necessity-based neighborhood and community shopping centers throughout the United States with a focus on well-located grocery-anchored shopping centers that are well occupied at the time of purchase and typically cost less than $20.0 million per property. In addition, we may invest in other retail properties including power and lifestyle shopping centers, multi-tenant shopping centers, free-standing single-tenant retail properties, and other real estate and real estate-related loans and securities depending on real estate market conditions and investment opportunities that we determine are in the best interests of our stockholders. We expect that retail properties primarily would underlie or secure the real estate-related loans and securities in which we may invest.

As of March 31, 2011, we owned two properties. The first, an 82,033 square foot grocery-anchored retail center known as Lakeside Plaza, located in Salem, Virginia was acquired on December 10, 2010. The purchase price for the property was $9.8 million. The second property is Snow View Plaza, located in Parma, Ohio. Snow View Plaza is a 100,460 square foot grocery-anchored retailer that was acquired on December 15, 2010 for $12.3 million. As of March 31, 2011, Lakeside Plaza and Snow View Plaza had occupancies of 97.6% and 98.0%, respectively. We are not aware of any material current tenants who will not be able to pay their contractual rental amounts as they become due.

Results of Operations

($000’s)

Overview

Prior to September 17, 2010, our operations had not yet commenced. As a result, the discussions of the results of operations are only for the three months ended March 31, 2011, with no prior period comparisons provided in the accompanying sections.

Summary of operating activities for the three months ended March 31, 2011

Total revenues were approximately $603, with rental income of approximately $460. Other revenue, largely comprised of tenant reimbursements, was approximately $143.

Property operating costs were approximately $203. The significant items comprising this expense were real estate tax of $107, snow removal of $37 and property management fees paid to an affiliate of Phillips Edison Sub-Advisor of $30.

General and administrative expense were approximately $208. This amount was comprised largely of audit and tax fees, legal, board-related expenses and transfer agent fees. The Sponsors provided $60 for certain of our general and administrative expenses as a capital contribution. Our Sponsors have not received, and will not receive, any reimbursement for this contribution. There is no assurance that our Sponsors will continue to contribute monies to fund future expenses.

Acquisition-related transaction costs, in the amount of approximately $47, were expensed as incurred. Included in these acquisition-related expenses were expenses related to the December 2010 acquisitions of Lakeside Plaza and Snow View Plaza and approximately $16 of expense was incurred for acquisitions that did not close.

Asset management fees were approximately $53, but have been waived by Phillips Edison Sub-Advisor. AR Capital Advisor and Phillips Edison Sub-Advisor will forego payment of all or a portion of the asset management fees to the extent that, as of the date of payment, our operating performance during the prior quarter has not been commensurate with our distributions during such period. Specifically, our modified FFO (as defined in accordance with the then-current practice guidelines issued by the Investment Program Association (a trade association for direct investment programs, including non-listed REITs) with an additional adjustment to add back capital contribution amounts received from Phillips Edison Sub-Advisor or an affiliate thereof (without any corresponding issuance of equity to Phillips Edison Sub-Advisor or affiliate), during the quarter must be at least equal to our declared distributions (whether or not paid) during the quarter. However, we cannot avoid payment of an asset management fee by raising our distribution rate beyond $0.65 per share on an annualized basis.

Depreciation and amortization expense for the three months ended March 31, 2011, was approximately $245.

Interest expense was approximately $149. Of this expense, approximately $3 was related to a loan provided to us by Phillips Edison Sub-Advisor.

Our net loss was approximately $248 for the three months ended March 31, 2011.

Liquidity and Capital Resources

($000s, except share and per share amounts)

General

Our principal demands for funds are for real estate and real estate-related investments and the payment of acquisition-related expenses, operating expenses, distributions to stockholders and principal and interest on our outstanding indebtedness. Generally, we expect cash needs for items other than acquisitions and acquisition-related expenses will be generated from operations and our current investments. The sources of our operating cash flows are primarily driven by the rental income received from leased properties. We expect to continue to raise capital through our ongoing offering of common stock and to utilize such funds and proceeds from secured or unsecured financing to complete future property acquisitions. As of March 31, 2011, we had raised approximately $10.3 million in this offering, including $17 of funds reinvested through the DRP.

As of March 31, 2011, we had cash and cash equivalents of approximately $280. During the three months ended March 31, 2011, we used cash of approximately $427.

This cash usage was the result of;

•	$116 provided by operating activities, through accrued liabilities being offset by net loss,

•	$19 used in investing activities, largely as the result of escrow disbursements, and

•	$524 used in financing activities through mortgage notes payable, notes payable-affiliates and dividend payments largely offset by the proceeds of the issuance of common stock.

The ratio of debt-to-total gross real estate and related assets, net of gross intangible lease liabilities, as of March 31, 2011, was approximately 53%.

Short-term Liquidity and Capital Resources

We expect to meet our short-term liquidity requirements through net cash provided by property operations and proceeds from this offering, along with contributions or advances from our sponsors or from any deferral or waiver of fees by AR Capital Advisor or Phillips Edison Sub-Advisor. Operating cash flows are expected to increase as additional properties are added to our portfolio. The offering and organization costs associated with this offering are initially paid by our sponsors, which will be reimbursed for such costs up to 1.5% of the gross capital raised in this offering. As of March 31, 2011, AR Capital Advisor, Phillips Edison Sub-Advisor and their affiliates have paid approximately $5.4 million of offering and organization costs and $0.5 million of general and administrative expenses. Our sponsors provided $200 towards certain of our general and administrative expenses as a capital contribution since inception, and $60 for the three months ended March 31, 2011. Our sponsors have not received, and will not receive, any reimbursement or equity for this contribution. There is no assurance that our sponsors will continue to contribute monies to fund future distributions. Under the terms of the Advisory Agreement, we are to reimburse on a monthly basis AR Capital Advisor, Phillips Edison Sub-Advisor or their respective affiliates for cumulative organization and offering costs and future organization and offering costs they may incur on our behalf, but only to the extent that the reimbursement would not exceed 1.5% of gross offering proceeds over the life of this offering. Approximately $476 of internal costs of Phillips Edison Sub-Advisor have not been charged to us. Whether these costs will be billed to us in the future is at the discretion of Phillips Edison Sub-Advisor and will likely depend on the success of this offering.

Cash provided by operating activities was approximately $116 for the three months ended March 31, 2011. Included in this total was approximately $47 of real estate acquisition-related expenses incurred during the period and expensed in accordance with ASC 805, Business Combinations. As of March 31, 2011, we owe AR Capital Advisor, Phillips Edison Sub-Advisor and their respective affiliates approximately $5.9 million for offering and organization expenses, general and administrative expenses, and acquisition and financing fees. Until such time as we have sufficient cash flow to cover our expenses, we will continue to rely upon AR Capital Advisor, Phillips Edison Sub-Advisor and their respective affiliates for financial support.

During the three months ended March 31, 2011, cash distributions of approximately $104 were paid, net of $17 of DRP, for gross distributions of $121. For the three months ended March 31, 2010, no distributions were paid. On February 22, 2011, our board of directors declared distributions to be paid for daily stockholders of record for the month of March 2011. On March 23, 2011, our board of directors declared distributions to be paid for the daily stockholders of record for the months of April, May and June 2011. These distributions will be in a daily amount equal to $.001780802 per share of common stock outstanding. These declared distributions equate to a 6.50% annualized yield when calculated on a $10.00 per share purchase price. Distributions for the month of March were paid on April 1, 2011, and distributions for the month of April were paid on May 2, 2011. These distributions were funded from advances from Phillips Edison Sub-Advisor and cash generated from operations.

Long-term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for real estate and real estate-related investments and the payment of acquisition-related expenses, operating expenses, distributions and redemptions to stockholders and interest and principal on indebtedness, as well as payments on amounts due to our sponsors. Generally, we expect to meet cash needs for items other than acquisitions and acquisition-related expenses from our cash flows from operations, and we expect to meet cash needs for acquisitions from the net proceeds of this offering and from debt financings. We expect that substantially all net cash generated from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are paid at the properties; however, we may use other sources to fund distributions as necessary, including contributions or advances made to us by AR Capital Advisor, Phillips Edison Sub-Advisor and their respective affiliates and borrowings under future debt agreements.

Our charter limits our borrowings to 75.0% of the cost (before deducting depreciation or other non-cash reserves) of our tangible assets; however, we may exceed that limit if a majority of the conflicts committee of our board of directors approves each borrowing in excess of our charter limitation and we disclose such borrowing to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. In all events, we expect that our secured and unsecured borrowings will be reasonable in relation to the net value of our assets and will be reviewed by our board of directors at least quarterly.

Although we generally do not expect to exceed the leverage limit in our charter, in the early stages of our development the costs of our investments may exceed our net offering proceeds. Careful use of debt will help us to achieve our diversification goals because we will have more funds available for investment. However, high levels of debt would cause us to incur higher interest charges and higher debt service payments, which would decrease the amount of cash available for distribution to our investors.

Contractual Commitments and Contingencies

Our contractual obligations as of March 31, 2011, were as follows:

	Payments due by period ($000s)
	Total	2011	2012
Principal payments – variable rate mortgage loan secured by Lakeside Station, due December 2012 (1) (2)	$6,125	$—	$6,125

Lakeside Station interest payments (3)	341	150	191
Principal payments – variable rate mortgage loan secured by Snowview Station, due December 2012 (4) (5)	5,120	—	5,120
Snowview Station interest payments (3)	287	125	162

Total	$11,873	$275	$11,598

(1)	On or before July 1, 2012, the Company is required to repay principal in the amount of $675 on the Lakeside loan.

The Company has the right to prepay any outstanding amounts at any time in whole or in without premiuim or penalty.

(2)	The Company may extend the maturity date of the loan to December 10, 2013, upon payment of an extension fee equal to 0.25% of the amount outstanding on December 10, 2012
(3)	Interest rate at March 31, 2011 was 3.32%
(4)	On or before July 1, 2012, the Company is required to repay principal in the amount of $940 on the Snowview loan.

The Company has the right to prepay any outstanding amounts at any time in whole or in without premiuim or penalty.

(5)	The Company may extend the maturity date of the loan to December 15, 2013, upon payment of an extension fee equal to 0.25% of the amount outstanding on December 15, 2012

Distributions

During the three months ended March 31, 2011, gross distributions paid were $121, with $17 being reinvested through the DRP for net cash distributions of $104. There were no distributions declared or paid for the three months ended March 31, 2010. There were gross distributions of $60 accrued and payable as of March 31, 2011 for the distributions declared March 1, 2011 through March 31, 2011. Distributions began accruing at the daily rate of $0.00178082 on December 1, 2010. The distributions were funded from operations and advances from Phillips Edison Sub-Advisor.

We expect to pay distributions monthly and continue paying distributions monthly unless our results of operations, our general financial condition, general economic conditions or other factors make it imprudent to do so. The timing and amount of distributions will be determined by our board and will be influenced in part by its intention to comply with REIT requirements of the Internal Revenue Code.

We expect to have little, if any, funds from operations available for distribution until we make substantial investments. Further, because we may receive income from interest or rents at various times during our fiscal year and because we may need funds from operations during a particular period to fund capital expenditures and other expenses, we expect that at least during the early stages of our development and from time to time during our operational stage, we will declare distributions in anticipation of funds that we expect to receive during a later period and we will pay these distributions in advance of our actual receipt of these funds. In these instances, we expect to look to borrowings to fund our distributions. We may also fund such distributions from advances from our sponsors or from any deferral or waiver of fees by AR Capital Advisor or Phillips Edison Sub-Advisor.

Our distribution policy is not to use the proceeds of this offering to pay distributions. However, our board has the authority under our organizational documents, to the extent permitted by Maryland law, to pay distributions from any source without limit, including proceeds from this offering or the proceeds from the issuance of securities in the future.

To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90.0% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to U.S. federal income tax on the income that we distribute to our stockholders each year.

We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders.

Funds from Operations and Modified Funds from Operations

Funds from operations, or FFO, is a non-GAAP performance financial measure that is widely recognized as a measure of REIT operating performance. We use FFO as defined by the National Association of Real Estate Investment Trusts to be net income (loss), computed in accordance with GAAP excluding extraordinary items, as defined by GAAP, and gains (or losses) from sales of property (including deemed sales and settlements of pre-existing relationships), plus depreciation and amortization on real estate assets, and after related adjustments for unconsolidated partnerships, joint ventures and subsidiaries and noncontrolling interests. We believe that FFO is helpful to our investors and our management as a measure of operating performance because it excludes real estate-related depreciation and amortization, gains and losses from property dispositions, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, which are not immediately apparent from net income. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate and intangibles diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient. As a result, our management believes that the use of FFO, together with the required GAAP presentations, is helpful for our investors in understanding our performance. Factors that impact FFO include start-up costs, fixed costs, delay in buying assets, lower yields on cash held in accounts, income from portfolio properties and other portfolio assets, interest rates on acquisition financing and operating expenses. In addition, FFO will be affected by the types of investments in our targeted portfolio which will consist of, but is not limited to, necessity-based neighborhood and community shopping centers, first- and second-priority mortgage loans, mezzanine loans, bridge and other loans, mortgage-backed securities, collateralized debt obligations, and debt securities of real estate companies.

Since FFO was promulgated, GAAP has expanded to include several new accounting pronouncements, such that management and many investors and analysts have considered the presentation of FFO alone to be insufficient. Accordingly, in addition to FFO, we use modified funds from operations, or MFFO, as defined by the Investment Program Association (“IPA”). MFFO excludes from FFO the following items:

(1)	acquisition fees and expenses;

(2)	straight-line rent amounts, both income and expense;

(3)	amortization of above- or below-market intangible lease assets and liabilities;

(4)	amortization of discounts and premiums on debt investments;

(5)	impairment charges;

(6)	gains or losses from the early extinguishment of debt;

(7)	gains or losses on the extinguishment or sales of hedges, foreign exchange, securities and other derivatives holdings except where the trading of such instruments is a fundamental attribute of our operations;

(8)	gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting, including interest rate and foreign exchange derivatives;

(9)	gains or losses related to consolidation from, or deconsolidation to, equity accounting;

(10)	gains or losses related to contingent purchase price adjustments; and

(11)	adjustments related to the above items for unconsolidated entities in the application of equity accounting.

Additionally, we make an additional adjustment to MFFO to add back amounts we receive from Phillips Edison Sub-Advisor or an affiliate thereof in the form of additional capital contributions to us (without any corresponding issuance of equity by us to Phillips Edison Sub-Advisor or the affiliate).

We believe that MFFO is helpful in assisting management and investors assess the sustainability of operating performance in future operating periods, and in particular, after our offering and acquisition stages are complete, primarily because it excludes acquisition expenses that affect property operations only in the period in which the property is acquired. Thus, MFFO provides helpful information relevant to evaluating our operating performance in periods in which there is no acquisition activity.

As explained below, management’s evaluation of our operating performance excludes the items considered in the calculation based on the following economic considerations. Many of the adjustments in arriving at MFFO are not applicable to us. For example, we have not suffered any impairments. Nevertheless, we explain below the reasons for each of the adjustments made in arriving at our MFFO definition.

•

Acquisition fees and expenses. In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management’s investment models and analyses differentiate costs to acquire the investment from the operations derived from the investment. Prior to 2009, acquisition costs for both of these types of investments were capitalized under GAAP; however, beginning in 2009, acquisition costs related to business combinations are expensed. Both of these acquisition-related costs have been and will continue to be funded from the proceeds of this offering and generally not from operations. We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition fees and expenses include those paid to AR Capital Advisor, Phillips Edison Sub-Advisor or third parties.

•

Adjustments for straight-line rents and amortization of discounts and premiums on debt investments. In the proper application of GAAP, rental receipts and discounts and premiums on debt investments are allocated to periods using various systematic methodologies. This application may result in income recognition that could be significantly different than underlying contract terms. By adjusting for these items, MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments and aligns results with management’s analysis of operating performance.

•

Adjustments for amortization of above or below market intangible lease assets. Similar to depreciation and amortization of other real estate related assets that are excluded from FFO, GAAP implicitly assumes that the value of intangibles diminishes ratably over time and that these charges be recognized currently in revenue. Since real estate values and market lease rates in the aggregate have historically risen or fallen with market conditions, management believes that by excluding these charges, MFFO provides useful supplemental information on the performance of the real estate.

•

Impairment charges, gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting and gains or losses related to contingent purchase price adjustments. Each of these items relates to a fair value adjustment, which is based on the impact of current market fluctuations and underlying assessments of general market conditions and specific performance of the holding, which may not be directly attributable to current operating performance. As these gains or losses relate to underlying long-term assets and liabilities, management believes MFFO provides useful supplemental information by focusing on the changes in core operating fundamentals rather than changes that may reflect anticipated gains or losses. In particular, because GAAP impairment charges are not allowed to be reversed if the underlying fair values improve or because the timing of impairment charges may lag the onset of certain operating consequences, we believe MFFO provides useful supplemental information related to current consequences, benefits and sustainability related to rental rate, occupancy and other core operating fundamentals.

•

Adjustment for gains or losses related to early extinguishment of hedges, debt, consolidation or deconsolidation and contingent purchase price. Similar to extraordinary items excluded from FFO, these adjustments are not related to continuing operations. By excluding these items, management believes that MFFO provides supplemental information related to sustainable operations that will be more comparable between other reporting periods and to other real estate operators.

•

Adjustments for sponsor contributions to capital when no additional securities are issued. Our Phillips Edison Sub-Advisor has made capital contributions to us without receiving an additional issuance of equity securities. These capital contributions are meant to offset a portion of our general and administrative expenses during the early stages and portfolio ramp-up of our initial public offering when our asset and investor bases are not yet large enough to generate economies of scale. By adding back these capital contributions when arriving at MFFO, we believe that we arrive at an MFFO that is more reflective of our performance after we complete our offering stage because at that time our general and administrative expenses can be expected to be much lower in proportion to our portfolio size, reflecting both economies of scale in the servicing of a larger investor base and economies of scale with respect to operations and management of our portfolio. Moreover, we believe that this adjustment improves the comparability of our company with other real estate operators that are beyond the start-up phase and at a more advanced stage of portfolio aggregation. We note that these contributions to cover general and administrative costs do not affect net income. Therefore an adjustment in arriving at MFFO is necessary for purposes of fair comparison. There is no assurance that our Phillips Edison Sub-Advisor will continue to make additional capital contributions to offset certain general and administrative expenses prior to our realization of such economies of scale.

By providing MFFO, we believe we are presenting useful information that also assists investors and analysts to better assess the sustainability of our operating performance after our offering and acquisition stages are completed. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry. MFFO is useful in comparing the sustainability of our operating performance after our offering and acquisition stages are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. However, investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after our offering and acquisition stages are completed, as it excludes acquisition costs that have a negative effect on our operating performance during the periods in which properties are acquired. Acquisition costs also adversely affect our book value and stockholders’ equity.

FFO or MFFO should not be considered as an alternative to net income (loss), nor as an indication of our liquidity, nor is either indicative of funds available to fund our cash needs, including our ability to fund distributions. In particular, as we are currently in the acquisition phase of our life cycle, acquisition-related costs and other adjustments that are increases to MFFO are, and may continue to be, a significant use of cash. Accordingly, both FFO and MFFO should be reviewed in connection with other GAAP measurements. Our FFO and MFFO as presented may not be comparable to amounts calculated by other REITs.

The following section presents our calculation of FFO and MFFO and provides additional information related to our operations (in thousands, except per share amounts). As a result of the timing of the commencement of this offering and our active real estate operations, FFO and MFFO are not relevant to a discussion comparing operations for the two periods presented. We expect revenues and expenses to increase in future periods as we raise additional offering proceeds and use them to acquire additional investments.

NET LOSS TO FFO/MFFO RECONCILIATION

($000’s)
Three months ended March 31, 2011
Net loss	$(248)
Depreciation and amortization	245

FFO	$(3)

Amortization of above or below market leases	51
Acquisition-related expenses	46
Sponsor capital contribution for certain general and administrative expenses	60
Straight-line rent	(10)

MFFO	$144

Gross distributions paid	$121

Cumulative FFO since inception (1)	$(669)

Cumulative distributions paid since inception, gross (1)	$121

(1)	Inception was September 17, 2010

Critical Accounting Policies

There have been no changes to the Company’s critical accounting policies for the three months ended March 31, 2011. For a summary of the Company’s critical accounting policies refer to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.

Impact of Recently Issued Accounting Pronouncements

Effective January 1, 2011, companies will be required to separately disclose purchases, sales, issuances and settlements on a gross basis in the reconciliation of recurring Level 3 fair value measurements. The adoption of this pronouncement did not have a material impact on us.

Effective January 1, 2011, public companies that enter into a business combination will be required to disclose pro forma revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. In addition, the supplemental pro forma disclosures will be expanded. If we enter into a business combination, we will comply with the disclosure requirements of this guidance.

PHILLIPS EDISON-ARC SHOPPING CENTER REIT INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	March 31, 2011 (unaudited)	December 31, 2010
ASSETS
Investment in real estate:
Land	$7,692	$7,692
Building and improvements	11,442	11,438

Total investment in real estate assets	19,134	19,130
Accumulated depreciation and amortization	(260)	(65)

Total investment in real estate assets, net	18,874	19,065
Acquired intangible lease assets, less accumulated amortization of $172 and $43, respectively	2,199	2,328
Cash and cash equivalents	280	707
Restricted cash	26	11
Accounts receivable, net of bad debt reserve of $3 and $0, respectively	220	189
Deferred financing expense, less accumulated amortization of $41 and $10, respectively	200	231
Prepaid expenses and other	139	173

Total assets	$21,938	$22,704

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Mortgage loans payable	$11,245	$14,695
Notes payable – affiliates	—	600

Acquired below market lease intangibles, less accumulated amortization of $39 and $10, respectively	413	442
Accounts payable	30	113
Accounts payable – affiliates	5,909	5,542
Accrued and other liabilities	435	155

Total liabilities	18,032	21,547
Commitments and contingencies (Note 9)	—	—
Stockholders’ equity
Preferred stock, $0.01 par value per share, 10,000,000 shares authorized; zero shares issued and outstanding at March 31, 2011 and December 31, 2010	$—	$—
Common stock, $0.01 par value, 180,000,000 shares authorized, 1,135,131 and 730,570 shares issued and outstanding at March 31, 2011 and December 31, 2010, respectively	11	7
Additional paid-in capital	5,071	1,934
Accumulated deficit	(1,176)	(784)

Total stockholders’ equity	3,906	1,157

Total liabilities and stockholders’ equity	$21,938	$22,704

See notes to consolidated financial statements.

PHILLIPS EDISON-ARC SHOPPING CENTER REIT INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Three months ended March 31, 2011 and 2010 (unaudited)

(In thousands, except share and per share amounts)

	2011	2010
Revenues:
Rental income	$460	$—
Tenant recovery income	143

Total revenues	603	—

Expenses:
Property operating	203	—
General and administrative	208	—
Acquisition-related expenses	47	—
Depreciation and amortization	244	—

Total expenses	702	—

Operating loss	(99)	—

Interest expense	(149)	—

Net loss	$(248)	$—

Per share information – basic and diluted:
Weighted average basic and diluted common shares outstanding	899,107	20,000

Basic and diluted loss per share	$(0.28)	$—

See notes to consolidated financial statements.

PHILLIPS EDISON-ARC SHOPPING CENTER REIT INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (unaudited)

(In thousands, except share and per share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount
Balance at January 1, 2010	20,000	$—	$200	$—	$200
	—	—	—	—	—

Balance at March 31, 2010	20,000	—	200	—	200

Balance at January 1, 2011	730,570	$7	$1,934	$(784)	$1,157
Issuance of common stock	402,725	4	3,642	—	3,646
Contributions from Sponsors	—	—	60	—	60
Dividend reinvestment program (DRP)	1,836	—	17	—	17
Distributions declared, $0.16 per share	—	—	—	(144)	(144)
Offering costs	—	—	(582)	—	(582)
Net loss	—	—	—	(248)	(248)

Balance at March 31, 2011	1,135,131	$11	$5,071	$(1,176)	$3,906

See notes to consolidated financial statements.

PHILLIPS EDISON-ARC SHOPPING CENTER REIT INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended March 31, 2011 and 2010 (unaudited)

(In thousands)

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(248)	$—
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	244	—
Net amortization of above and below market leases	51	—
Amortization of deferred financing costs	31	—
Straight-line rental income	(10)	—
Changes in operating assets and liabilities:
Accounts receivable	(21)	—
Prepaid expenses and other	34	—
Accounts payable	(83)	—
Accounts payable – affiliates	(139)	(195)
Accrued and other liabilities	257	—

Net cash provided by (used in) operating activities	116	(195)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures and acquisitions	(4)	—
Change in restricted cash	(15)	—

Net cash used in investing activities	(19)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	3,646	—
Payment of offering costs	(16)	—
Payments on mortgage loans payable	(3,450)	—
Payments for notes payable – affiliates	(600)	—
Dividends paid, net of DRP	(104)	—

Net cash used in financing activities	(524)	—

NET DECREASE IN CASH AND CASH EQUIVALENTS	(427)	(195)
CASH AND CASH EQUIVALENTS:
Beginning of period	707	200

End of period	$280	$5

SUPPLEMENTAL CASH FLOW DISCLOSURE, INCLUDING NON-CASH FINANCING ACTIVITIES:
Offering costs payable to sub-advisor	$566	$98
Distributions payable	23	—
Interest paid	109	—
Dividends reinvested	17	—
Contributions from sponsors	60	—

See notes to consolidated financial statements.

Phillips Edison – ARC Shopping Center REIT Inc.

Notes to Consolidated Financial Statements

(unaudited)

($ 000’s except per share data)

1. ORGANIZATION

The Company was formed as a Maryland corporation on October 13, 2009 and intends to qualify as a real estate investment trust (“REIT”) beginning with the taxable year ended December 31, 2010. Substantially all of the Company’s business is conducted through Phillips Edison – ARC Shopping Center Operating Partnership, L.P. (the “Operating Partnership”), a Delaware limited partnership formed on December 3, 2009. The Company is the sole limited partner of the Operating Partnership, and the Company’s wholly owned subsidiary, Phillips Edison Shopping Center OP GP LLC, is the sole general partner of the Operating Partnership.

The Company has offered to the public pursuant to a registration statement $1.785 billion in shares of common stock (the “offering”). The offering is for $1.5 billion in shares offered to investors at a price of $10.00 per share, with discounts available for certain categories of purchasers, and $285 million in shares offered to stockholders pursuant to a dividend reinvestment plan at a price of $9.50 per share. The Company has the right to reallocate the shares of common stock offered between the primary offering and the dividend reinvestment plan.

On August 12, 2010, the Company’s registration statement on Form S-11 (File No. 333-164313) was declared effective under the Securities Act of 1933, and on September 17, 2010, the Company broke the minimum offering escrow amount of $2.5 million. Prior to September 17, 2010, the Company’s operations had not yet commenced. As of March 31, 2011, the Company had raised $10.2 million in gross offering proceeds from the issuance of 1,135,131 shares of common stock. During the three months ended March 31, 2011, we raised approximately $3.6 million in gross offering proceeds from the issuance of 402,725 shares of the common stock.

The Company’s advisor is American Realty Capital II Advisors, LLC (“AR Capital Advisor”), a limited liability company that was formed in the State of Delaware on December 28, 2009 and that is indirectly wholly owned by American Realty Capital II, LLC (“AR Capital sponsor”). Under the terms of the advisory agreement between AR Capital Advisor and the Company, AR Capital Advisor is ultimately responsible for the management of the Company’s day-to-day activities and the implementation of its investment strategy. AR Capital Advisor has delegated most of its duties under the advisory agreement, including the management of the Company’s day-to-day operations and the Company’s portfolio of real estate assets, to Phillips Edison NTR LLC (“Phillips Edison Sub-Advisor”), which is indirectly wholly owned by Phillips Edison Limited Partnership (“Phillips Edison sponsor”). Notwithstanding such delegation to Phillips Edison Sub-Advisor, AR Capital Advisor retains ultimate responsibility for the performance of all the matters entrusted to it under the advisory agreement.

The Company intends to invest primarily in necessity-based neighborhood and community shopping centers throughout the United States with a focus on well-located grocery-anchored shopping centers that are well occupied at the time of purchase and typically cost less than $20.0 million per property. In addition, the Company may invest in other retail properties including power and lifestyle shopping centers, multi-tenant shopping centers, free-standing single-tenant retail properties, and other real estate and real estate-related loans and securities depending on real estate market conditions and investment opportunities that it determines are in the best interests of its stockholders. The Company expects that retail properties primarily would underlie or secure the real estate-related loans and securities in which it may invest.

As of March 31, 2011, the Company owned two properties. Lakeside Plaza, an 82,033 square foot grocery-anchored retail center located in Salem, Virginia and Snow View Plaza, a 100,460 square foot grocery-anchored retailer located in Parma, Ohio. As of March 31, 2011, Lakeside Plaza and Snow View Plaza had occupancies of 97.6% and 98.0%, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There have been no changes to the Company’s significant accounting policies for the three months ended March 31, 2011. For a summary of the Company’s significant accounting policies refer to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.

Income Taxes—The Company intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), for the taxable year ended December 31, 2010. The Company’s qualification and taxation as a REIT depends on its ability, on a continuing basis, to meet certain organizational and operational qualification requirements imposed upon REITs by the Code. If the Company fails to qualify as a REIT for any reason in a taxable year, it will be subject to tax on its taxable income at regular corporate rates. The Company would not be able to deduct distributions paid to stockholders in any year in which it fails to qualify as a REIT. The Company will also be disqualified for the four taxable years following the year during which qualification was lost unless the Company is entitled to relief under specific statutory provisions.

Earnings Per Share—Earnings per share are calculated based on the weighted-average number of common shares outstanding during each period. Diluted income per share considers the effect of any potentially dilutive share equivalents, of which the Company had none for the three months ended March 31, 2011 and March 31, 2010.

The basic and diluted weighted-average number of common shares outstanding was 899,107 and 20,000 for the three months ended March 31, 2011 and 2010, respectively.

Impact of Recently Issued Accounting Pronouncements—Effective January 1, 2011, companies are required to separately disclose purchases, sales, issuances and settlements on a gross basis in the reconciliation of recurring Level 3 fair value measurements. This guidance did not have a material effect on the Company’s consolidated financial statements.

Effective January 1, 2011, public companies that enter into a business combination are required to disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. In addition, the supplemental pro forma disclosures will be expanded. If the Company enters into a business combination, it will comply with the disclosure requirements of this guidance. This guidance did not have a material effect on the Company’s consolidated financial statements.

3. STOCKHOLDERS’ EQUITY

General—The Company has the authority to issue a total of 180,000,000 shares of common stock with a par value of $0.01 per share and 10,000,000 shares of preferred stock, $0.01 par value per share. As of March 31, 2011, the Company has issued 1,135,131 shares of common stock generating gross cash proceeds of $10.2 million and has issued no shares of preferred stock. The holders of shares of the common stock, are entitled to one vote per share on all matters voted on by stockholders, including election of the board of directors. The Company’s charter does not provide for cumulative voting in the election of directors.

Dividend Reinvestment Plan—The Company has adopted a dividend reinvestment plan (“DRP”) that allows stockholders to have dividends and other distributions invested in additional shares of its common stock at a price equal to $9.50 per share. Stockholders who elect to participate in the dividend reinvestment plan, and who are subject to U.S. federal income taxation laws, will incur a tax liability on an amount equal to the fair value on the relevant distribution date of the shares of the Company’s common stock purchased with reinvested distributions, even though such stockholders have elected not to receive the distributions used to purchase those shares of common stock in cash. Dividends reinvested through the DRP for the three months ended March 31, 2011 and 2010, were $17 and $0, respectively.

Share Repurchase Program—The Company’s share repurchase program may provide a limited opportunity for stockholders to have shares of common stock repurchased, subject to certain restrictions and limitations, at a price equal to or at a discount from the purchase price paid for the shares being repurchased.

Repurchase of shares of common stock will be made monthly upon written notice received by the Company at least five days prior to the end of the applicable month. Stockholders may withdraw their repurchase request at any time up to five business days prior to the repurchase date.

The board of directors may, in its sole discretion, amend, suspend, or terminate the share repurchase program at any time. If the board of directors decides to amend, suspend or terminate the share repurchase program, stockholders will be provided with no less than 30 days’ written notice. There have been no shares eligible for repurchase as of March 31, 2011.

2010 Long-Term Incentive Plan—The Company has adopted a 2010 Long-Term Incentive Plan which may be used to attract and retain officers and advisors and consultants. No shares have been issued under this plan as of March 31, 2011.

2010 Independent Director Stock Plan—The Company has also adopted an Amended and Restated 2010 Independent Director Stock Plan, which may be used to offer independent directors an opportunity to participate in the Company’s growth through awards of shares of restricted common stock subject to time-based vesting. No shares have been issued under this plan as of March 31, 2011.

4. FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement. Fair value is defined by ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3—Unobservable inputs, only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.

The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:

Cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued expenses—The Company considers the carrying values of these financial instruments to approximate fair value because of the short period of time between origination of the instruments and their expected realization.

Real estate investments—The purchase prices of the investment properties were allocated at estimated fair value based on Level 3 inputs, such as discount rates, capitalization rates, income and expense growth rates and current markets rents and allowances, from a third party appraisal.

Mortgages loans payable and Notes payable-affiliates—The Company estimates the fair value of its total debt by discounting the future cash flows of each instrument at rates currently offered for similar debt instruments of comparable maturities by the Company’s lenders using Level 3 inputs . The Company’s carrying amount of variable rate borrowings approximates their fair value at March 31, 2011 and December 31, 2010.

Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial assets and liabilities.

5. REAL ESTATE ACQUISITIONS

During December 2010, the Company acquired a 100% interest in two grocery-anchored retail centers for an aggregate purchase price of approximately $21.1 million. The Company is finalizing the review of the purchase price allocation and is obtaining additional information with respect to land and building appraisals. Preliminary allocation of the purchase price may be subject to change no later than one year as the Company finalizes its analysis.

The following information summarizes selected financial information from the combined results of operations of the Company, as if all of the Company’s acquisitions were as of January 1, 2010, for the three months ended March 31, 2010.

The Company estimated that revenues, on a pro forma basis, for the three months ended March 31, 2010, would have been approximately $525 and the Company’s net loss, on a pro forma basis, would have been approximately $120.

This pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of the period, nor does it purport to represent the results of future operations.

Below is a summary of the centers owned by the Company.

Property Name	Acquisition Date	Square Feet	Purchase Price	Net Operating Income	Capitalization Rate (1)
Lakeside Plaza	December 2010	82,033	$8,750	$734	8.4%
Snow View Plaza	December 2010	100,460	12,300	979	8.0%

		182,493	$21,050	$1,713	8.1%

(1)	Net operating income divided by purchase price

6. ACQUIRED INTANGIBLE ASSETS

Acquired intangible lease assets consisted of the following:

	March 31, 2011	December 31, 2010
Acquired in-place leases, net of accumulated amortization of $65 and $16, respectively	$787	$836
Acquired above market leases, net of accumulated amortization of $107 and $27, respectively	1,412	1,492

Total	$2,199	$2,328

Amortization expense recorded on the intangible assets for the three months ended March 31, 2011 and 2010 were $129 and $0, respectively.

Estimated amortization expense of the respective acquired intangible lease assets as of March 31, 2011 for each of the five succeeding years is as follows:

Year	In-Place Leases	Above Market Leases
2011	$149	$241
2012	198	321

2013	198	321
2014	154	301
2015	88	228
2016 and thereafter	—	—

Total	$787	$1,412

The weighted-average amortization periods for acquired in-place lease and above market lease intangibles are four and five years, respectively.

7. MORTGAGE LOANS PAYABLE

As of March 31, 2011, the Company had approximately $11.2 million of mortgage loans payable outstanding. Each of the mortgage notes payable is secured by the respective properties on which the debt was placed. The mortgage notes payable are non-recourse to the Company. The mortgage notes were modified during the first quarter of 2011 so that the Company may generally make additional principal payments on the loan and draw those amounts back, not to exceed the initial loan amount, as needed. The interest rate for both loans was 3.32% as of March 31, 2011.

The following is a summary of the Company’s outstanding debt obligations as of March 31, 2011:

Year	Amount
2011	$—
2012	11,245
2013	—
2014	—
2015	—
2016 and thereafter	—

Total	$11,245

•	The Company may extend the maturity date of the Lakeside Loan to December 10, 2013 upon payment of an extension fee equal to 0.25% of the amount outstanding on December 10, 2012.

•

On or before July 1, 2012, the Company is required to repay principal in the amount of $675 on the Lakeside loan. The Company has the right to prepay any outstanding amounts at any time in whole or in part without premium or penalty.

•	The Company may extend the maturity date of the Snow View Loan to December 15, 2013 upon payment of an extension fee equal to 0.25% of the amount outstanding on December 15, 2012.

•

On or before July 1, 2012, the Company is required to repay principal in the amount of $940 on the Snowview loan. The Company has the right to prepay any outstanding amounts at any time in whole or in part without premium or penalty.

•	The Lakeside and Snow View loans have interest rates of 3.00% + 30-day LIBOR. The interest rate for both loans was 3.32% as of March 31, 2011.

8. ACQUIRED BELOW-MARKET LEASE INTANGIBLES

Acquired below-market lease intangibles consisted of the following:

	March 31, 2011	December 31, 2010
Acquired below-market leases, net of accumulated amortization of $39 and $10, respectively	$413	$442

Amortization recorded on the intangible liabilities for the three months ended March 31, 2011 and 2010 were $29 and $0, respectively.

Estimated amortization income of the intangible lease liability as of March 31, 2011 for each of the five succeeding years is as follows:

Year	Below Market Leases
2011	$87
2012	116
2013	116
2014	73
2015	21
2016 and thereafter	—

Total	$413

The weighted average amortization period for below market lease intangibles is 4 years.

9. COMMITMENTS AND CONTINGENCIES

Sponsor Organization and Offering Costs

In addition to the accounts payable to affiliates, there is approximately $476 of internal costs of Phillips Edison Sub-Advisor that have not been charged to the Company. Organization and offering cost reimbursements may not exceed 1.5% of the gross proceeds raised through the continuous offering. Whether these internal costs incurred by Phillips Edison Sub-Advisor will be billed is dependent upon the success of this offering and the discretion of Phillips Edison Sub-Advisor.

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. There are no material legal proceedings pending, or known to be contemplated, against the Company.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may be potentially liable for costs and damages related to environmental matters. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim, and the Company is not aware of any other environmental condition that it believes will have a material adverse effect on its consolidated financial statements.

10. RELATED PARTY TRANSACTIONS

Advisory Agreement—Pursuant to the Company’s advisory agreement, AR Capital Advisor is entitled to specified fees for certain services, including managing the day-to-day activities and implementing the Company’s investment strategy. AR Capital Advisor has entered into a sub-advisory agreement with Phillips Edison Sub-Advisor, which manages the Company’s day-to-day affairs and the Company’s portfolio of real estate investments, subject to the board’s supervision and certain major decisions requiring the consent of both AR Capital Advisor and

Phillips Edison Sub-Advisor. The expenses to be reimbursed to AR Capital Advisor and Phillips Edison Sub-Advisor will be reimbursed in proportion to the amount of expenses incurred on the Company’s behalf by AR Capital Advisor and Phillips Edison Sub-Advisor, respectively.

Organization and Offering Costs—Under the terms of the advisory agreement, the Company is to reimburse on a monthly basis AR Capital Advisor, Phillips Edison Sub-Advisor or their respective affiliates for cumulative organization and offering costs and future organization and offering costs they may incur on the Company’s behalf, but only to the extent that the reimbursement would not exceed 1.5% of gross offering proceeds over the life of the offering. As of March 31, 2011, AR Capital Advisor, Phillips Edison Sub-Advisor and their affiliates have paid and, subject to the foregoing limit, will be entitled to be reimbursed for approximately $5.4 million of offering and organization costs, of which $1.8 million are internal costs of AR Capital Advisor, Phillips Edison Sub-Advisor and their affiliates, which are included in accounts payable-affiliates at March 31, 2011. Also, approximately $476 of internal costs of Phillips Edison Sub-Advisor have not been charged to the Company. Whether these costs will be billed to the Company in the future is at the discretion of Phillips Edison Sub-Advisor and will likely depend on the success of this offering.

Acquisition Fee—The Company will pay AR Capital Advisor an acquisition fee related to services provided in connection with the selection and purchase or origination of real estate and real estate-related investments. The acquisition fee is equal to 1.0% of the cost of investments acquired or originated by the Company, including acquisition or origination expenses and any debt attributable to such investments. The Company paid acquisition fees to AR Capital Advisor, Phillips Edison Sub-Advisor and their affiliates of approximately $90 and $120, respectively, in connection with the acquisitions Lakeside Plaza and Snow View Plaza in April 2011.

Asset Management Fee—The Company will pay AR Capital Advisor an asset management fee for the asset management services it provides pursuant to the advisory agreement. The asset management fee, payable quarterly in advance (based on assets held by the Company during the previous quarter) on January 1, April 1, July 1 and October 1 will be equal to 0.25% of the sum of the cost of all real estate and real estate-related investments the Company owns and of its investments in joint ventures, including certain expenses and any debt attributable to such investments. AR Capital Advisor and Phillips Edison Sub-Advisor will forego payment of the asset management fees if, as of the date of payment, the Company’s operating performance during the prior quarter has not been commensurate with its distributions during such period. Specifically, the Company’s modified funds from operations (“MFFO”) (as defined by the then-current practice guidelines issued by the Investment Program Association and with an additional adjustment to add back capital contribution amounts received from Phillips Edison Sub-Advisor or an affiliate thereof (without any corresponding issuance of equity to Phillips Edison Sub-Advisor or affiliate)), during the quarter must be at least equal to its declared distributions (whether or not paid) during the quarter. However, the Company cannot avoid payment of an asset management fee by raising its distribution rate beyond $0.65 per share on an annualized basis. Asset management fees for the three months ended March 31, 2011 and 2010 were $53 and $0, but have been waived by AR Capital Advisor and Phillips Edison Sub-Advisor.

Financing Fee—The Company will pay AR Capital Advisor or Phillips Edison Sub-Advisor a financing fee equal to a total of 0.75% of all amounts made available under any loan or line of credit. The Company incurred financing fees payable to AR Capital Advisor, Phillips Edison Sub-Advisor and their affiliates of approximately $45 and $65, respectively, in connection with the mortgage loans used for the acquisition of Lakeside Plaza and Snow View Plaza. The entire combined amount of these financing fees of approximately $110 was paid in April 2011.

Disposition Fee—For substantial assistance by AR Capital Advisor, Phillips Edison Sub-Advisor or any of their affiliates in connection with the sale of properties or other investments, the Company will pay AR Capital Advisor or its assignee 2.0% of the contract sales price of each property or other investment sold. The conflicts committee will determine whether AR Capital Advisor, Phillips Edison Sub-Advisor or their respective affiliates have provided substantial assistance to the Company in connection with the sale of an asset. Substantial assistance in connection with the sale of a property includes AR Capital Advisor’s or Phillips Edison Sub-Advisor’s preparation of an investment package for the property (including an investment analysis, rent rolls, tenant information regarding credit, a property title report, an environmental report, a structural report and exhibits) or such other substantial services performed by AR Capital Advisor or Phillips Edison Sub-Advisor in connection with a sale. However, if the Company sells an asset to an affiliate, the Company’s organizational documents will prohibit it from paying AR Capital Advisor a disposition fee. There were no disposition fees incurred for the three months ended March 31, 2011 or 2010.

General and Administrative Expenses—The Sponsors provided $60 and $0 during the three months ended March 31, 2011 and 2010, respectively, for certain general and administrative expenses of the Company as a capital contribution. Our Sponsors have not received, and will not receive, any reimbursement for this contribution. There is no assurance that our Sponsors will continue to contribute monies to fund future expenses. General and administrative expenses funded by sponsors and expected to be reimbursed by the Company of $553 at March 31, 2011 and $0 at March 31, 2010 are included in accounts-payable affiliates.

Subordinated Share of Cash Flows—After investors who have not redeemed their shares have received a return of their net capital contributions and a 7.0% per year cumulative, noncompounded return, AR Capital Advisor is entitled to receive a total of 15.0% of the Company’s net cash flows, whether from continuing operations, net sale proceeds or otherwise. This fee is payable only if the Company is not listed on an exchange.

Subordinated Incentive Fee—Upon the listing of the Company’s common stock on a national securities exchange, the Company will pay to AR Capital Advisor a fee equal to 15.0% of the amount by which (i) the market value of the outstanding stock plus distributions paid by the Company prior to listing to investors who have not redeemed their shares exceeds (ii) the sum of the total amount of capital raised from investors who have not redeemed their shares and the amount of cash flow necessary to generate a 7.0% per year cumulative, noncompounded return to those investors.

Property Manager—All of the Company’s real properties may be managed and leased by Phillips Edison & Company Ltd. (“Property Manager”), an affiliated property manager. The Property Manager is wholly owned by the Company’s Phillips Edison sponsor. The Property Manager manages real properties acquired by the Phillips Edison affiliates or other third parties.

The Company pays to the Property Manager monthly property management fees equal to 4.5% of the annualized gross cash receipts of the properties managed by the Property Manager. In the event that the Company contracts directly with a non-affiliated third-party property manager in respect of a property, it will pay the Property Manager a monthly oversight fee equal to 1.0% of the annualized gross revenues of the property managed. In addition to the property management fee or oversight fee, if the Property Manager provides leasing services with respect to a property, the Company will pay the Property Manager leasing fees in an amount equal to the leasing fees charged by unaffiliated persons rendering comparable services in the same geographic location of the applicable property. The Company will reimburse the costs and expenses incurred by the Property Manager on its behalf, including legal, travel and other out-of-pocket expenses that are directly related to the management of specific properties, as well as fees and expenses of third-party accountants.

If the Company engages the Property Manager to provide construction management services with respect to a particular property, the Company will pay a construction management fee in an amount that is usual and customary for comparable services rendered to similar projects in the geographic market of the property.

The Property Manager hires, directs and establishes policies for employees who have direct responsibility for the operations of each real property it manages, which may include, but is not limited, to on-site managers and building and maintenance personnel. Certain employees of the Property Manager may be employed on a part-time basis and may also be employed by Phillips Edison Sub-Advisor or certain of its affiliates. The Property Manager also directs the purchase of equipment and supplies and will supervise all maintenance activity.

Property management fees for the three months ended March 31, 2011 and 2010 were $30 and $0, respectively.

Dealer Manager—The Company’s current dealer manager is Realty Capital Securities, LLC (“Dealer Manager”). The Dealer Manager is a member firm of the Financial Industry Regulatory Authority (FINRA) and was organized on August 29, 2007. The Dealer Manager is indirectly wholly owned by the Company’s AR Capital sponsor and will provide certain sales, promotional and marketing services in connection with the distribution of the shares of common stock offered. Excluding shares sold pursuant to the “friends and family” program, the Dealer Manager will generally be paid a sales commission equal to 7.0% of the gross proceeds from the sale of shares of the common stock sold in the primary offering and a dealer manager fee equal to 3.0% of the gross proceeds from the sale of shares of the common stock sold in the primary offering.

Dealer manager fees for the three months ended March 31, 2011 and 2010 were $5 and $0, respectively.

Share Purchases by Phillips Edison Sub-Advisor—Phillips Edison Sub-Advisor has agreed to purchase on a monthly basis sufficient shares sold in the Company’s public offering such that the total shares owned by Phillips Edison Sub-Advisor is equal to at least 0.10% of the Company’s outstanding shares (ignoring shares issued after the commencement of, and outside of, the initial public offering) at the end of each immediately preceding month. Phillips Edison Sub-Advisor will purchase shares at a purchase price of $9.00 per share, reflecting no dealer manager fee or selling commissions being paid on such shares. Phillips Edison Sub-Advisor may not sell any of these shares while serving as Phillips Edison Sub-Advisor.

As of March 31, 2011, Phillips Edison Sub-Advisor owns 20,000 shares of the Company’s common stock, or approximately 1.8% of the Company’s outstanding common stock.

Bridge Loan from Phillips Edison Sub-Advisor—On December 13, 2010, the Company entered into a $1.5 million bridge loan (the “Bridge Loan”) with Phillips Edison Sub-Advisor. The Bridge Loan was scheduled to mature on March 13, 2011. The Bridge Loan incurred interest at the 30-day LIBOR plus 3.25%. On February 9, 2011, the Company completed the repayment of this bridge loan. Interest incurred on the Bridge Loan was $3.

11. ECONOMIC DEPENDENCY

The Company is dependent on AR Capital Advisor, Phillips Edison Sub-Advisor, the Property Manager and their respective affiliates for certain services that are essential to the Company, including the sale of the Company’s shares of common stock, asset acquisition and disposition decisions, advances or contributions for distributions, bridge financing, and other general and administrative responsibilities. In the event that AR Capital Advisor, Phillips Edison Sub-Advisor and/or the Property Manager are unable to provide such services, the Company would be required to find alternative service providers or sources of capital.

As of March 31, 2011, the Company owes AR Capital Advisor, Phillips Edison Sub-Advisor and their respective affiliates approximately $5.9 million for offering and organization expenses, general and administrative expenses, and acquisition and financing fees.

Offering and organization expenses payable	$5.4 million
General and administrative expenses payable	0.5 million

Total due as of March 31, 2011	$5.9 million

The Sponsors provided $0.1 million during the three months ended March 31, 2011 and $0.2 million since inception for certain general and administrative expenses of the Company as a capital contribution. Our Sponsors have not received, and will not receive, any reimbursement for this contribution. There is no assurance that our Sponsors will continue to contribute monies to fund future expenses.

12. FUTURE MINIMUM RENTS

The Company’s operating leases’ terms and expirations vary. The leases frequently have provisions to extend the lease agreement and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants.

The future minimum rental income from the Company’s investment in real estate assets under non-cancelable operating leases, as of March 31, 2011, is as follows:

Year	Amount
2011	$1,422
2012	1,860
2013	1,701
2014	1,512
2015	1,371

2016 and thereafter	4,648

Total	$12,514

Kroger, a grocery store, leased 52,337 square feet and a fuel pad, or 63.8% of the total gross leasable area of the Lakeside Plaza, paying an annual base rent of approximately $407. The Kroger base rent accounts for approximately 50% of the property’s total annualized base rental revenues.

Giant Eagle, a grocery store, leased 58,171 square feet, or 57.9% of the total gross leasable area of the Snow View Plaza, paying an annual base rent of approximately $714. The Giant Eagle base rent accounts for more than 60% of the property’s total annualized base rental revenues.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued.

Sale of Shares of Common Stock

From April 1, 2011 through May 2, 2011, the Company raised approximately $0.6 million through the issuance of 57,797 shares of its common stock under its ongoing public offering. As of May 2, 2011, approximately 148.8 million shares remained available for sale to the public under the Company’s public offering, exclusive of shares available under its dividend reinvestment plan.

Distributions

On April 1, 2011, the Company paid a distribution equal to a daily amount of $.001780802 per share of common stock outstanding for stockholders of record for the period for March 1, 2011 through March 31, 2011. The total gross amount of the distribution was approximately $60, with $8 being reinvested in the Company’s dividend reinvestment plan, for a net cash distribution of $52. The April distribution was funded from advances by Phillips Edison Sub-Advisor and cash generated through operations.

On May 2, 2011, the Company paid a distribution equal to a daily amount of $.001780802 per share of common stock outstanding for stockholders of record for the period for April 1, 2011 through April 30, 2011. The total gross amount of the distribution was approximately $62, with $8 being reinvested in the Company’s dividend reinvestment plan, for a net cash distribution of $54. The May distribution was funded from advances by Phillips Edison Sub-Advisor and cash generated through operations.